Exhibit 99.1

Mountain Province Diamonds Appointments Bruce Dresner to Board of Directors

Shares Issued and Outstanding: 94,168,151
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, March 13, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the appointment of Bruce Dresner to the Company's board of directors.

Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008).

Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-present), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-present).

Bruce Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner is a resident of Connecticut, USA.

Jonathan Comerford, chairman of Mountain Province Diamonds, said: "We are delighted to welcome Bruce as a director and look forward to the contribution he will make as we transition to development and production at the world's largest and richest new diamond mine in partnership with De Beers".

****

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:56e 13-MAR-13